Exhibit 4.3

NOTE TO READER: This Amended MD&A was refiled to correct a typographical error on page 1. The date of this MD&A should have been stated as April 30, 2022.

QYOU MEDIA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the fiscal period ended December 31, 2021 and year ended June 30, 2021 and 2020

April 30, 2022

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to provide the reader with an overview of the consolidated financial position, operating results, and cash flows of QYOU Media Inc. (“QYOU” or the “Company”) for the fiscal period ended December 31, 2021 and years ended June 30, 2021 and 2020. This MD&A was prepared as of April 30, 2022 and should be read in conjunction with the Corporation’s audited consolidated financial statements for the fiscal period ended December 31, 2021 and years ended June 30, 2021 and 2020, and the notes related thereto (the “Financial Statements”). The Financial Statements were prepared in accordance with generally accepted accounting principles in Canada for publicly accountable enterprises, as set out in the CPA Canada Handbook – Accounting, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise noted. References in this MD&A to the “Company”, “QYOU”, “we”, “us” or “our” means QYOU and its subsidiaries.

Change of Fiscal Year-end

During February 2022, pursuant to Section 4.8(2) of National Instrument 51-102 – Continuous Disclosure Obligations, the Company provided notice that it decided to change its fiscal year end from June 30 to December 31 to align the Company’s year-end with that of comparable media companies, allowing investors to more easily compare quarterly and annual financial results. Accordingly, the consolidated financial statements present the statements of financial position as at December 31, 2021 and June 30, 2021, and the results of operations for the six months ended December 31, 2021 and twelve months ended June 30, 2021 and 2020.

This MD&A includes forward looking statements and assumptions (see “Forward-looking Statements”). The Company’s continuous disclosure documents are available on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of the Company, or industry results, to be materially different from any future results, performance, objectives or achievements expressed or implied by such forward-looking statements. These statements reflect QYOU’s current views regarding future events and operating performance and are based on information currently available to QYOU, and speak only as of the date of this MD&A. These forward–looking statements involve a number of known and unknown risks, uncertainties and assumptions and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such performance or results will be achieved. Those assumptions and risks include, but are not limited to, the future cost structure, availability of additional financing as and when required, future sales and marketing activities, increased penetration into certain markets through strategic partnerships, the impact of the introduction of new products, agreements and partnerships, the ability of management to leverage sales opportunities, increase in the size of certain markets, expected increases in revenue, expected revenue from certain contracts, third party contractual performance, customer rollout plans for specific products, expected increase in gross margins, treatment under governmental regulatory regimes, ability to recover certain taxes, general business, economic, competitive, political and social uncertainties, dependence on key personnel, and fluctuations in foreign currency exchange rates. There can be no assurance that forward-looking statements will be accurate as many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including factors described in this MD&A and those discussed in QYOU’s publicly-available disclosure documents, as filed by QYOU on SEDAR (www.sedar.com) and updated herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking statements. All subsequent forward-looking statements, whether written or oral, attributable to QYOU or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Unless required by applicable securities laws, QYOU does not intend and does not assume any obligation to update these forward-looking statements.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Company Overview

The Company was incorporated pursuant to the Business Corporations Act (Alberta) on July 30, 1993 under the name “575161 Alberta Inc.” On April 10, 2014, the Company amended its articles to change its name to “Galleria Opportunities Ltd.” Effective March 13, 2017, the Company completed a reverse takeover transaction (the “Transaction”) pursuant to which QYOU Media Holdings Inc. became a wholly-owned subsidiary of the Company and the security holders of QYOU Media Holdings Inc. became security holders of the Company. QYOU Media Holdings Inc. is the entity resulting from the amalgamation of QYOU Media Inc. (as it was then called) and 2561287 Ontario Ltd. (then a wholly owned subsidiary of the Company) on March 13, 2017 as part of the Transaction. Subsequently, on March 31, 2017, the Company’s common shares (the “Common Shares”) resumed trading on the facilities of the TSX Venture Exchange (the “TSXV”) under the symbol “QYOU”. Following the Transaction, the Company now carries on the business of QYOU Media and its subsidiaries.

An additional wholly owned indirect subsidiary of QYOU, QYOU USA Inc. (“QYOU USA”), was established in August 2015 under the laws of the State of Delaware.

On November 16, 2017, QYOU Productions Inc. (“QYOU Productions”), a corporation established under the federal laws of Canada, was created as a wholly owned indirect subsidiary of QYOU.

On September 20, 2018, QYOU Media India Private Limited (“QYOU India”) was incorporated to serve the rapidly growing Indian market focusing on television, over-the-top (OTT) and mobile offerings targeted at the youth of India. Effective June 1, 2020, the Company increased its ownership interest in QYOU India to 88% (June 30, 2019 – 82%). The Company received the additional interest in exchange for funding the operations of QYOU India since its inception, resulting in a decrease of the ownership interest held by non-controlling shareholders to 12% (June 30, 2019 – 18%).

On June 14, 2021, the Company acquired 97% of the outstanding common shares of Chatterbox Technologies Private Limited (“Chatterbox”), an award-winning influencer marketing company based in India.

Effective July 1, 2021, the Company amalgamated QYOU Media Inc. and a wholly-owned subsidiary QYOU Media Holdings Inc. into QYOU Media Inc.

Description of the Business

QYOU operates in India and the United States producing and distributing content created by social media stars and digital content creators. In India, via the Company’s flagship brand, The Q, and via additional broadcast and digital channels (The Q Marathi, The Q Kahaniyan, The Q Comedistaan) we curate, produce and distribute premium content including television networks and video on demand (“VOD”) for cable and satellite television, OTT, connected TV and mobile platforms. Our India based influencer marketing division, Chatterbox, is among India’s leading influencer marketing platforms connecting brands and social media influencers. In the United States, we create and manage influencer marketing campaigns for major film studios, game publishers and other consumer brands and categories. Founded and created by industry veterans from Lionsgate, MTV, Disney, and Sony, QYOU’s millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.

The Q India is an advertiser and influencer marketing supported Hindi language content brand, channel and VOD provider delivering hit digital programming from social media stars and leading digital video creators targeting young Indian audiences. With a growing library of over 1200 programs, the channel reaches an audience of over 800 million via over 125 million television homes with partners including DD Free Dish, TATA Sky, DISH TV, SitiNetworks, Den Networks, Hathway, d2h and GTPL; and 676 million OTT, mobile, app based and smart TV users via platforms including MX Player, JioTV, Snap, Chingari, Samsung TV Plus, Xiaomi MiTv and Amazon FireStick TV. The Company’s USA based influencer marketing division utilizes digital and social media stars to promote third party brands and has primarily been engaged with major studios to promote their theatrical motion picture releases. Subsequent to the closure of theaters as a result of COVID-19 the company pivoted and expanded its influencer marketing campaigns for the fiscal year commencing July 1, 2020 to include Premium Video On Demand (PVOD), Subscription Video On Demand (SVOD) and video game publishers.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Chatterbox Acquisition

On June 14, 2021, the Company acquired 97% of the outstanding common shares of Chatterbox, an influencer marketing company based in India for total consideration of $4,711,063, as part of the Company’s international distribution and strategic partnerships growth strategy. The purchase consideration consisted of cash consideration of $2,630,345, working capital adjustment of $106,837, 2021 earnings before income tax, depreciation and amortization (“EBITDA”) adjustments of ($68,103) and $2,638,912 of contingent consideration.

The share acquisition of Chatterbox qualified as a business combination and was accounted for using the acquisition method of accounting. Accordingly, the results of Chatterbox have been included in the consolidated financial statements of the Company from the date of acquisition, which is the date the Company obtained control.

Due to the complexity associated with the valuation process, the identification and measurement of the assets acquired, and liabilities assumed, as well as the measurement contingent consideration is provisional and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Management will finalize the accounting for the acquisition, specifically the intangible assets, contingent consideration, and the related tax effects, no later than one year from the date of the acquisition and will reflect these adjustments retrospectively as required under IFRS 3. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact on the Company’s future financial position and results of operations.

The allocation of the total consideration to the fair value of the identifiable assets acquired and liabilities assumed as at the date of the acquisition was as follows:

$
Cash and cash equivalents	747,785
Trade receivables	256,259
Other receivables	50,718
Customer relationships	298,438
Brand name	619,802
Goodwill	3,231,125
Trade and other payables	(260,919)
Deferred tax liabilities	(232,145)
4,711,063

Goodwill arising from the acquisition reflects the benefits attributable to synergies, revenue growth and future market development. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. Goodwill is not deductible for income tax purposes.

All transaction costs associated with the acquisition have been expensed as incurred, in the amount of $187,148 in the year ended June 30, 2021.

During the fiscal period ending December 31, 2021, the Company paid additional consideration related to working capital adjustments $106,837, with net post acquisition measurement adjustments of $37,352.

The contingent consideration is classified as Level 3 in the fair value hierarchy. The contingent consideration fair value is based on the present value of the estimated likely obligation. During the fiscal period ended December 31, 2021, the Company recorded a loss on the remeasurement of contingent consideration of $393,950 and as at December 31, 2021, the fair value of the contingent consideration was $2,638,912 (June 30, 2021 - $2,197,506). The Company uses a scenario-based model to independently assess individual earnouts and calculate the fair value of the earnout based on probabilities of success attributable to each individual scenario. The significant assumptions used in making the estimates are revenue growth rate and discount rate. A 10% change in the discount rate used in the valuation of the contingent consideration as at December 31, 2021 would change the valuation of the liability by approximately $270,000 (June 30, 2021 – approximately $200,000).

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

The Non-Controlling Interest (“NCI”) on the transaction meets the definition of a liability as the Company is obligated to purchase the remaining 3% of common shares. The amount payable is included in considered contingent consideration and is measured at fair value through profit or loss.

The contingent consideration as at December 31, 2021:

Earnout $
As at June 30, 2020	—
Acquisition - Chatterbox	2,186,960
Effects of foreign exchange	10,546
Balance – June 30, 2021	2,197,506
Loss on remeasurement of contingent consideration	393,950
Effects of foreign exchange	47,456
Balance – December 31, 2021	2,638,912
Current	861,697
Non-current	1,777,215

Impact of COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Significant Events in the six months ended December 31, 2021

a)	On August 16, 2021 the Company completed the issuance of 7,896,875 common shares as part of a non-brokered private placement at a price of $0.32 per share. Total gross proceeds from the issuance was $2,527,000. In addition to the issuance of common shares, the Company also granted the investor a right to subscribe for an additional US $2,000,000 worth of common shares between January 1, 2022 and March 31, 2022 at the greater of $0.42 per share and a discounted price based on the volume weighted-average price of the common shares on the TSXV. The option meets the definition of a derivative liability, and as such was initially recognized at its fair value of $114,532. The fair value of the liability was estimated by utilizing a Monte Carlo simulation. As at December 31, 2021, the Company revalued the liability relating to the derivative, and determined that the fair value was $nil, due to decreases in the trading price of the Company’s common shares on the TSXV. As such, the Company has recognized a gain on revaluation of derivative liability in the consolidated statements of loss and comprehensive loss of $114,532. Total transaction costs consisted of $251,577 in cash. On the date of the investment, the Company purchased media credits in the amount of $2,000,000 USD from the investor. Of this amount, $1,673,771 CAD remains in the prepaid expenses as of December 31, 2021 to be utilized over the next fiscal year.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

b)	The Q India launched two new channels, the broadcast channel, The Q Marathi, and the digital channel The Q Kahaniya. This is the first phase of a strategic plan, transitioning from a single popular channel with varied broadcasting and digital outlets into a multi-tiered next generation digital media enterprise serving young India audiences with top tier digital content and influencer talent.

c)	During the six months ended December 31, 2021, 1,216,669 restricted share unit were redeemed for 1,216,669 common shares.

d)	During the six months ended December 31, 2021, 129,168 share options were exercised for proceeds of $13,333 by related parties. Upon the exercise of the share options 129,168 commons shares were issued.

e)	During the six months ended December 31, 2021, 881,383 compensation options were exercised from proceeds of $15,994. Upon exercise of the compensation options the Company issued 881,383 common shares and 475,691 10 cent warrants.

f)	During the six months ended December 31, 2021, 8,862,500 10 cent warrants, 70,000 8 cent warrants and 900,000 5 cent warrants were exercised for proceeds of $69,355. Upon the exercise of the warrants the Company issued 9,832,500 common shares.

Significant Events in the year ended June 30, 2021

a)	The issuance of 60,666,399 units as part of a private placement at a price of $0.03 per unit. The total gross proceeds from the issuance was $1,820,002. Each unit is comprised of one common share of the Company, one-half of one common share purchase warrant exercisable to purchase one common share of the Company at a price of $0.05 (a “5 Cent Warrant”).

b)	The issuance of 41,071,560 units as part of a private placement at a price of $0.28 per unit. The total gross proceeds from the issuance was $11,500,037. Each unit is comprised of one common share of the Company, one-half of one common share purchase warrant exercisable to purchase one common share at a price of $0.45 (a “45 Cent Warrant”).

c)	The issuance of 8,992,975 common shares, 2,279,401 5 Cent Warrants, 57,750 6 Cent Warrants, 332,500 8 Cent Warrants, 767,600 10 Cent Warrants, 1,258,232 12 Cent Warrants and 25,000 45 Cent Warrants as a result of the exercise of 8,992,975 compensation options were exercised for proceeds of $489,638.

d)	During the year ended June 30, 2021, 18,903,088 5 Cent Warrants, 16,869,250 6 Cent Warrants, 4,082,510 8 Cent Warrants, 10,256,250 10 Cent Warrants and 20,425,856 12 Cent Warrants were exercised for proceeds of $5,760,937. Upon the exercise of the warrants the Company issued 70,536,954 common shares.

e)	The issuance of 11,258,338 common shares due to redemption of RSUs.

f)	The issuance of 5,193,268 common share due to exercise of share options

Selected Annual Information

	Six months ended December 31, 2021 $	Year ended June 30, 2021 $	Year ended June 30, 2020 $
Revenue	10,311,104	4,182,539	2,802,252
Adjusted EBITDA	(1,195,962)	(4,728,032)	(5,415,461)
Net loss attributable to equity owners of the Company	(4,887,870)	(6,965,733)	(6,270,459)
Net loss per share attributable to equity owners of the Company	(0.01)	(0.02)	(0.04)
Total assets	20,611,906	16,368,820	1,670,203
Total current liabilities	6,070,102	3,329,611	2,789,807
Total non-current liabilities	2,616,075	1,974,644	620,795

Selected Financial Highlights

To supplement our consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards (“IFRS”), we present Earnings Before Income Tax Depreciation and Amortization (“Adjusted EBITDA”) which is a non-IFRS financial measure. The presentation of non-IFRS financial measurement are not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of cash flows or liquidity.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

We define Adjusted EBITDA as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, marketing credits, depreciation and amortization. Adjusted EBITDA is used as an internal measure to evaluate the performance of our operating segments.  We believe that information about this non-IFRS financial measure assists investors by allowing them to evaluate changes in operating results of our business separate from non-operational factors that affect operating loss and net loss, thus providing insights into both operations and other factors that affect reported results. A limitation of the use of Adjusted EBITDA as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Furthermore, this measure may vary among companies; thus Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

The following table presents selected interim financial information for the three months ended December 31, 2021 and 2020 and the six months ended December 31, 2021 and years ended June 30, 2021 and 2020.

	Three months ended December 31, 2021 $	Three months ended December 31, 2020 $
Revenue	5,585,641	968,139
Content and production costs	3,208,913	513,836
Other operating expenses	2,734,379	779,197
Total expenses	5,943,292	1,293,033
Adjusted EBITDA	(357,651)	(324,894)
Total non Cash items	2,023,770	193,684
Interest & Taxes	45,789	-
Net loss	(2,427,210)	(518,578)
Loss per share, basic and diluted	(0.01)	(0.01)

	Six months ended December 31, 2021 $	Year ended June 30, 2021 $
Revenue	10,311,104	4,182,539
Content and production costs	6,274,275	4,621,827
Other operating expenses	5,232,791	4,288,744
Total expenses	11,507,066	8,910,571
Adjusted EBITDA	(1,195,962)	(4,728,032)
Non Cash items	3,537,756	2,534,180
Interest & Taxes	45,789	45,240
Net loss	(4,779,507)	(7,307,452)
Loss per share, basic and diluted	(0.01)	(0.02)

	As at December 31, 2021	As at December, 2020
	$	$
Cash	6,548,890	710,394
Total assets	20,611,906	1,238,442
Total liabilities	8,686,177	2,264,249

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Overall Financial Performance

REVENUE

For the three months ended December 31, 2021 revenue increased by $4,617,502 or 477% compared to same period prior year. The increase in revenue is primarily due to accelerated growth of all operating business units in both India and the United States (QYOU USA, QYOU India and Chatterbox).

EXPENSES

For the three months ended December 31, 2021, content and production costs increased by $2,695,077 or 525% compared to prior year to help fuel the revenue growth in India and the US.

Other operating expenses increased by $1,955,182 or 251% associated with the revenue growth and expansion of the business at all operating business units.

ADJUSTED EBITDA

For the three months ended December 31, 2021 compared to same period prior year, adjusted EBITDA decreased by $32,757 or 10% driven by higher content and production costs of $3,208,913 related to the growth of the business. This was offset by revenue strength across all operating business units and lower sales & marketing costs.

NON-CASH ITEMS

Non-cash items comprise of stock-based compensation, marketing credits, depreciation & amortization and the loss on remeasurement of potential consideration to be paid on the acquisition of Chatterbox. For the three months ended December 31, 2021, non-cash items increased by $1,830,086 or 945% due to higher shared based compensation.

INCOME TAXES

For the three months ended December 31, 2021, income tax increased by $45,789 or 100% when compared to December 31, 2020.

NET LOSS

For the three ended December 31, 2021, net loss increased by $1,908,632 or 368%, driven by higher operating expenses associated with the revenue growth and expansion of the business at QYOU India.

CASH

The Company concluded the six months ended December 31, 2021 and year ended June 30, 2021 with cash of $6,548,890 (June 30, 2021 – $9,026,915).

Cash used in operating activities for the six months ended December 31, 2021 was $5,462,239 compared to the year ended June 30, 2021 of $6,314,537. The decrease in cash used in operating activities is primarily due to the increase in receivables and prepaid expenses which is in relation to the revenue growth offset by an increase in trade payables.

Cash used in investing activities for the six months ended December 31, 2021 was $380,512 and for the year ended June 30, 2021 was $1,911,030. The decrease in the cash used in investing activities was due to reduced cash outflows related to the acquisition of Chatterbox.

Cash provided by financing activities for the six months ended December 31, 2021 was $3,192,839 compared to $17,493,756 for the year ended June 30, 2021. The decrease in cash provided by financing activities is due to the Company raising less funds through the issuance of shares and less proceeds from the exercise of compensation options and warrants.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Operating Segments

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the Chief Executive Officer who is responsible for allocating resources, assessing performance of the reportable segment and making key strategic decisions. The Company operates in a single segment, being the production, marketing and distribution of content across broadcast and digital media. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the financial statements.

The Company operates in four geographical areas, being Canada, United States of America, Ireland and India. Revenue and assets by geography are presented below:

As at and for the six months ended December 31, 2021

	Canada	USA	Ireland	India	Intercompany	Total
Revenue	164,199	3,192,700	4,801	8,184,256	(1,234,852)	10,311,104
Current assets	37,514,317	7,348,445	17,519,073	7,686,270	(55,041,013)	15,027,092
Non-current assets	789,309	42,406	85,071	4,668,028	—	5,584,814

As at and for the six months ended December 31, 2020

	Canada	USA	Ireland	India	Intercompany	Total
Revenue	—	1,089,688	137,496	131,905	—	1,359,089
Current assets	23,174,040	7,989,800	19,048,787	257,884	(49,150,005)	1,320,506
Non-current assets	412,432	71,181	93,123	51,594	—	628,330

For the six months ended December 31, 2021 and year ended June 30, 2021 and 2020, three customers represented 10% or more of total revenue.

	December 31, 2021	June 30, 2021	June 30, 2021
	%	%	%
Customer 1	19	15	19
Customer 2	11	14	17
Customer 3	10	12	14
Percentage of total revenue	40	41	50

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Review of Operations for the Three Months Ended December 31, 2021 and 2020

For the three months ended December 31,	2021 $	2020 $	Change $	Change %
Revenue	5,585,641	968,139	4,617,502	477%
OPERATING EXPENSES
Content and productions costs	3,208,913	513,836	2,695,077	525%
Sales and marketing	827,163	316,503	510,660	161%
Legal and consulting	592,813	213,823	378,990	177%
Salaries and benefits	966,812	61,951	904,861	1461%
General and administrative	468,501	168,268	300,233	178%
Foreign exchange (gain) loss	(149,012)	(1,275)	(147,737)	11587%
Interest and other expenses	28,102	19,927	8,175	41%
Total operating expenses	5,943,292	1,293,033	4,650,259	360%
Adjusted EBITDA	(357,651)	(324,894)	(32,757)	-10%
Marketing	437,920	—	437,920	nmf
Share-based compensation	1,235,420	138,355	1,097,065	793%
Loss on remeasurement of contingent consideration	393,950	—	393,950	nmf
Gain on remeasurement of derivatives	(114,532)	—	(114,532)	nmf
Depreciation and amortization	71,012	55,329	15,683	28%
Loss before income taxes	(2,381,421)	(518,578)	(1,862,843)	359%
Income tax expense	45,789	—	45,789	nmf
Net loss	(2,427,210)	(518,578)	(1,908,632)	-368%

The following discussion includes an explanation of the primary factors in changes in operations for the three months ended December 31, 2021 and 2020. Less significant changes are not articulated.

Revenue

For the three months ended December 31, 2021, revenue increased $4,617,502 or 477% compared to the three months ended December 31, 2020, driven by significant revenue growth in all three operating business units.

Three customers individually representing greater than 10% of the Company’s revenue represented 40% of total revenue recognized for the six months ended December 31, 2021, as compared to 41% for the year ended June 30, 2021 and 50% for the year ended June 30, 2020.

Content and Production Costs

Content and production costs represent the costs of sales of earning the Company’s revenue and is comprised of content development, production expenses and channel delivery expenses. In India, the Company has produced over 1,200 hours of programming compared to 400 in the prior year.

For the three ended December 31, 2021, content and production costs increased by $2,695,077 or 477% as compared to the three months December 31, 2020. As a percentage of total operating expenses, content and production costs were 54% same period current year versus 40% in prior year. As a percentage of sales, content and production costs were 57% this period versus prior period of 53% in prior year.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Operating Costs

Selling, general and administrative costs represented 48% of total operating expenses for the three months ended December 31, 2021 compared to 59% for same period prior year. Selling, general and administrative costs increased $2,094,744 or 275% mainly contributed to higher salaries and benefits to support the growth of customer and supplier relationships, combined with cost related to higher sales.

During the three months ended December 31, 2021, sales and marketing costs are $510,660 higher or 161% when compared to same period prior year related to higher sales.

Legal and consulting costs increased by $378,990 or 177% for the three ended December 31, 2021 and 2020 respectively. With the success and revenue growth in India, there were legal costs required to support the growth of customer and supplier relationships. Legal and consulting costs will fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries and benefits costs increased by $904,861 or 1461% for the three months ended December 31, 2021 when compared to same period prior year. The increase in salaries and benefit costs is primarily due to the growth of operations in all operating business units.

General and administrative costs increased by $300,233 or 178% for the three ended December 31, 2021 compared to prior year related to growth of business operations as mentioned.

Foreign Exchange (Gain) Loss

Foreign exchange during the three months ended December 31, 2021 was a gain of $149,012 compared to the three months ended December 31, 2020 of $1,275. The change in foreign exchange gain is a result of fluctuating exchange rates from transactions incurred in currencies other than the functional currency of the Company or its subsidiaries.

Share-Based Compensation

Share-based compensation increased by $1,097,065 or 793% for the three months ended December 31, 2021 when compared to the three months ended December 31, 2020 due to the vesting of granted options and share based compensation to certain directors and their holding corporations as compensation for services provided to the Company.

Depreciation

Depreciation increased by $15,683 or 28% for the three months ended December 31, 2021 compared same period prior year due to lower property and equipment and right-of use asset balances.

Loss on remeasurement of contingent consideration

The contingent consideration that is payable to the sellers of Chatterbox is revalued each reporting period. The contingent consideration fair value is based on the present value of the estimated likely obligation. During the fiscal period ended December 31, 2021, the Company recorded a loss on the remeasurement of contingent consideration of $393,950 and as at December 31, 2021, the fair value of the contingent consideration was $2,638,912 (June 30, 2021 of $2,197,506). The Company uses a scenario-based model to independently assess individual earnouts and calculate the fair value of the earnout based on probabilities of success attributable to each individual scenario. The significant assumptions used in making the estimates are revenue growth rate and discount rate. A 10% change in the discount rate used in the valuation of the contingent consideration as at December 31, 2021 would change the valuation of the liability by approximately $270,000 (June 30, 2021 – approximately $200,000).

Review of Financial Condition as at December 31, 2021

The following is a comparison of the financial position of the Company as at December 31, 2021, to the financial position of the Company as at December 31, 2020.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Cash and Cash Equivalents

Cash as at December 31, 2021 $6,548,890, compared to $710,394 as at December 31, 2020, representing an increase of $5,838,496. The use of cash is primarily due to prepaying for channel distribution, investing in original content in India and increased Accounts Receivable tied to the revenue increase. Refer to “Liquidity and capital resources” section for the detailed discussion provided.

Trade and Other Receivables

Trade and other receivables increased by $3,806,441 or 1171% as at December 31, 2021, compared to December 31, 2020. The increase is primarily due to the revenue growth in all operating business units.

Property and Equipment

Property and equipment increased by $51,300 or 96% as at December 31, 2021, over the balance as at December 31, 2020. The increase can be attributed to depreciation expense, partially offset by additions.

Intangible Asset

A summary of the Company’s intangible assets is as follows:

	Brand QYOU $	Capitalized development $	Brand Chatterbox $	Customer relationships $	Total $
As at June 30, 2020	90,474	993,870	—	—	1,084,344
Acquisition - Chatterbox	—	—	619,802	298,438	918,240
Effects of foreign exchange	(3,583)	—	2,989	1,439	845
As at June 30, 2021	86,891	993,870	622,791	299,877	2,003,429
Effects of foreign exchange	(1,820)	—	13,450	6,476	18,106
As at December 31, 2021	85,071	993,870	636,241	306,353	2,021,535

Accumulated amortization	Brand QYOU $	Capitalized development $	Brand Chatterbox $	Customer relationships $	Total $
As at June 30, 2020	—	993,870	—	—	993,870
Amortization	—	—	—	2,429	2,429
Effects of foreign exchange	—	—	—	(102)	(102)
As at June 30, 2021	—	993,870	—	2,327	996,197
Amortization	—	—	—	25,326	25,326
Effects of foreign exchange	—	—	—	2,073	2,073
As at December 31, 2021	—	993,870	—	29,726	1,023,596

Net book value	Brand QYOU $	Capitalized development $	Brand Chatterbox $	Customer relationships $	Total $
As at June 30, 2020	90,474	—	—	—	90,474
As at June 30, 2021	86,891	—	622,791	297,550	1,007,232
As at December 31, 2021	85,071	—	636,241	276,627	997,939

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Right of Use Assets

Right of use assets increased by $331,736 or 79% as at December 31, 2021, over the balance as at December 31, 2020. The increase can be attributed to new lease additions.

Goodwill

The Company recognized goodwill on the acquisition of Chatterbox. Goodwill as at December 31, 2021 was $3,399,639 compared to nil as at December 31, 2020.

Trade and Other Payables

Trade and other payables increased by $3,147,127 or 203% as at December 31, 2021, compared to same period prior year. The increase can be attributed primarily to the increase in overall activity of the business.

Contingent Consideration

The Company recognized a contingent consideration on the acquisition of Chatterbox. The current and non-current portion of the contingent liability as at December 31, 2021 was $861,697 and $1,777,215 respectively.

Lease Liabilities

Current portion of lease liabilities increased by $107,095 or 79% and the non-current portion of lease liabilities increased by $242,309 or 77% over the balance as at December 31, 2020. The increase is primarily due to lease additions.

Borrowings

Current portion of borrowings decreased by $162,957 or 95% and non-current portion of borrowings decreased by $31,448 or 37%, over the balance as at December 31, 2020.

Share Capital and Warrants

[a]	During the six months ended December 31, 2019, the Company completed the issuance of 36,000,000 units as part of a private placement at a price of $0.05 per unit. The total gross proceeds from the issuance was $1,800,000. Each unit is comprised of one common share of the Company, one-half of a purchase warrant exercisable at a price of $0.06 (a “6 Cent Warrant”) and one-half of a purchase warrant exercisable at a price of $0.10 (a “10 Cent Warrant”).

Each whole 6 Cent Warrant is exercisable to purchase one common share in the capital of the Company at a price of $0.06 for a period of one year following the closing date. Each whole 10 Cent Warrant is exercisable to purchase one common share in the capital of the Company at a price of $0.10 for a period of two years following the closing date. The fair value of each 6 Cent Warrant is $0.013 per warrant and $0.01 per 10 Cent Warrant; based on the relative fair value of the shares issued and the warrants, calculated using the Black-Scholes options pricing model with a market price per common share of $0.055 on the date of grant, a risk-free interest rate of 1.58%, an expected annualized volatility of 65% and expected dividend yield of 0%. The fair value of all the warrants is $279,821 as calculated using the Black-Scholes options pricing model.

Transaction costs consisted of $140,468 in cash and issuance of 2,266,000 compensation options. Each compensation option is exercisable into one unit until September 30, 2021 at a price of $0.05. Total fair value of the compensation options was determined to be $41,283. The fair value of the compensation units was determined using the Black-Scholes options pricing model with a market price per compensation unit of $0.05, a risk-free interest rate of 1.58%, an expected annualized volatility of 65% and expected dividend yield of 0%.

[b]	On February 11, 2020, the Company completed the issuance of 6,000,000 units as part of a private placement at a price of $0.06 per unit. The total gross proceeds from the issuance was $360,000. Each unit is comprised of one common share of the Company and one purchase warrant exercisable at a price of $0.08 (a “8 Cent Warrant”).

Each 8 Cent Warrant is exercisable to purchase one common share in the capital of the Company at a price of $0.08 for a period of two year following the closing date. The fair value of each 8 Cent Warrant is $0.015 per warrant; based on the relative fair value of the shares issued and the warrants, calculated using the Black-Scholes options pricing model with a market price per common share of $0.055 on the date of grant, a risk-free interest rate of 1.51%, an expected annualized volatility of 68% and expected dividend yield of 0%. The fair value of the warrants is $66,710 as calculated using the Black-Scholes options pricing model.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Transaction costs consisted of $41,098 in cash and issuance of 420,000 compensation options to the agents in connection with the transaction. Each compensation option is exercisable into one unit until February 11, 2022 at a price of $0.06. Total fair value of the compensation options was determined to be $8,290. The fair value of the compensation units was determined using the Black-Scholes options pricing model with a market price per compensation unit of $0.06, a risk-free interest rate of 1.51%, an expected annualized volatility of 68% and expected dividend yield of 0%.

[c]	During the period ending June 30, 2020, 26,938,175 warrants and 2,046,753 compensation options expired in accordance with their terms.

[d]	On March 23, 2020, the Company issued 4,315,832 common shares to certain directors and their holding corporations as compensation for services provided to the Company valued at $129,475.

[e]	On January 14, 2020, 500,000 warrants were exercised at $0.06 per warrant into 500,000 common shares.

[f]	During the three months ended September 30, 2020, the Company completed the issuance of 60,666,399 units of the Company as part of a private placement at a price of $0.03 per unit. The total gross proceeds from the issuance was $1,820,002. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant exercisable to purchase one common share at a price of $0.05 (a “5 Cent Warrant”).

Each 5 Cent Warrant is exercisable to purchase one common share in the capital of the Company at a price of $0.05 per 5 Cent Warrant Share until June 30, 2022. The fair value of each 5 Cent Warrant is $0.01 per warrant, calculated using the Black-Scholes option pricing model with a market price per common share of $0.035 on the date of grant, a risk-free interest rate of 0.24%, an expected annualized volatility of 76% and expected dividend yield of 0%.

Total transaction costs consisted of $161,145 in cash and issuance of 5,549,973 compensation options to the agents in connection with the transaction. Each compensation option is exercisable into one unit until June 30, 2022 at a price of $0.05. Total fair value of the compensation options was determined to be $89,386. The fair value of the compensation units was determined using the Black-Scholes options pricing model with a market price per compensation unit of $0.035, a risk-free interest rate of 0.24%, an expected annualized volatility of 76% and expected dividend yield of 0%.

[g]	During the three months ended March 31, 2021, the Company completed the issuance of 41,071,560 units of the Company as part of a private placement at a price of $0.28 per unit. The total gross proceeds from the issuance was $11,500,037. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant exercisable to purchase one common share at a price of $0.45 (a “45 Cent Warrant”).

Each 45 Cent Warrant is exercisable to purchase one common share in the capital of the Company at a price of $0.45 per 45 Cent Warrant Share until February 25, 2023. The fair value of each 45 Cent Warrant is $0.1837 per warrant; calculated using the Black-Scholes options pricing model with a market price per common share of $0.315 on the date of grant, a risk-free interest rate of 0.32%, an expected annualized volatility of 131% and expected dividend yield of 0%.

Total transaction costs consisted of $2,942,270 in cash and issuance of 3,285,724 compensation options to the agents in connection with the transaction. Each compensation option is exercisable into one unit until February 25, 2023 at a price of $0.28. Total fair value of the compensation options was determined to be $993,666. The fair value of the compensation units was determined using the Black-Scholes options pricing model with a market price per common share of $0.315, a risk-free interest rate of 0.32%, an expected annualized volatility of 131% and expected dividend yield of 0%.

[h]	During the year ended June 30, 2021, 8,992,975 compensation options were exercised for proceeds of $489,638. Upon exercise of the compensation options the Company issued 8,992,975 common shares, 2,279,401 5 Cent Warrants, 57,750 6 Cent Warrants, 332,500 8 Cent Warrants, 767,600 10 Cent Warrants, 1,258,232 12 Cent Warrants and 25,000 45 Cent Warrants.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

During the year ended June 30, 2021, 18,903,088 5 Cent Warrants, 16,869,250 6 Cent Warrants, 4,082,510 8 Cent Warrants, 10,256,250 10 Cent Warrants and 20,425,856 12 Cent Warrants were exercised for proceeds of $5,760,937. Upon the exercise of the warrants the Company issued 70,536,954 common shares.

[i]	During the year ended June 30, 2021, 11,258,338 restricted share units were redeemed for 11,258,338 common shares.

[j]	During the year ended June 30, 2021, 5,193,268 share options were exercised for proceeds of $285,172. Upon the exercise of the share options 5,193,268 common shares were issued.

[k]	During the year ended June 30, 2021, the Company issued 83,333 common shares to a non-related party resulting in a recognition of $34,583 share-based compensation expense.

[l]	On August 16, 2021 the Company completed the issuance of 7,896,875 common shares as part of a non-brokered private placement at a price of $0.32 per share. Total gross proceeds from the issuance was $2,527,000. In addition to the issuance of common shares, the Company also granted the investor a right to subscribe for an additional US $2,000,000 worth of common shares between January 1, 2022 and March 31, 2022 at the greater of $0.42 per share and a discounted price based on the volume weighted-average price of the common shares on the TSXV. The option meets the definition of a derivative liability, and as such was initially recognized at its fair value of $114,532. The fair value of the liability was estimated by utilizing a Monte Carlo simulation. As at December 31, 2021, the Company revalued the liability relating to the derivative, and determined that the fair value was $nil, due to decreases in the trading price of the Company’s common shares on the TSXV. As such, the Company has recognized a gain on revaluation of derivative liability in the consolidated statements of loss and comprehensive loss of $114,532. Total transaction costs consisted of $251,577 in cash. On the date of the investment, the Company purchased media credits in the amount of $2,000,000 USD from the investor. Of this amount, $1,673,771 CAD remains in the prepaid expenses as of December 31, 2021 to be utilized over the next fiscal year.

[m]	During the six months ended December 31, 2021, 881,383 compensation options were exercised from proceeds of $15,994. Upon exercise of the compensation options the Company issued 881,383 common shares and 475,691 10 cent warrants.

During the six months ended December 31, 2021, 8,862,500 10 cent warrants, 70,000 8 cent warrants and 900,000 5 cent warrants were exercised for proceeds of $69,355. Upon the exercise of the warrants the Company issued 9,832,500 common shares.

[n]	During the six months ended December 31, 2021, 1,216,669 restricted share unit were redeemed for 1,216,669 common shares.

[o]	During the six months ended December 31, 2021, 129,168 share options were exercised for proceeds of $13,333 by related parties. Upon the exercise of the share options 129,168 commons shares were issued.

Selected Unaudited Consolidated Quarterly Financial Information

The following table presents selected unaudited consolidated quarterly financial information for each of the eight quarters indicated, as prepared in accordance with IFRS.

	Dec. 31, 2021	Sept. 30, 2021 $	Jun. 30, 2021 $	Mar. 31, 2021 $	Dec. 31, 2020 $	Sept. 30, 2020 $	Jun. 30, 2020 $	Mar. 31, 2020 $
Total Revenue	5,585,641	4,725,463	2,614,899	208,551	968,139	390,950	364,280	887,898
Operating Expenses	7,967,062	7,077,760	5,656,311	2,761,440	1,486,717	1,540,283	2,195,034	1,946,120
Net loss attributable to:
Equity owners of the Company	(2,634,586)	(2,253,284)	(2,911,609)	(2,472,646)	(483,523)	(1,097,955)	(1,728,663)	(1,008,261)
Non-controlling interest	207,376	(99,013)	(175,043)	(80,243)	(35,055)	(51,378)	(102,091)	(49,961)
Net loss per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Liquidity and capital resources

	As at December 31, 2021	As at June 30, 2021
	$	$
Current assets	15,027,092	11,665,841
Current liabilities	6,070,102	3,329,611
Working capital	8,956,990	8,336,230
Total assets	20,611,906	16,368,820
Total liabilities	8,686,177	5,304,255
Total Shareholders' equity	11,925,729	11,064,565

Working capital is defined as current assets less current liabilities.

QYOU’s capital requirements consist primarily of working capital necessary to fund operations and support a growing business. Sources of funds available to meet these requirements include existing cash balances, cash flow from operations and capital raised through equity financings. QYOU must generate sufficient revenue from operations to attract additional investment from the capital markets; failure to do so would adversely impact QYOU’s ability to pay current liabilities.

As of December 31, 2021, the Company had a working capital of $8,956,990 compared to $8,336,230 as at June 30, 2021. The increase is primarily due to increase in cash related to financing activities.

Cash Flow Activity

Cash used in operating activities for the six months ended December 31, 2021 was $5,462,239 compared to the year ended June 30, 2021 of $6,314,537. The decrease in cash used in operating activities is primarily due to the increase in trade receivables, prepaid expenses offset by an increase in trade payables. Cash used in operating activities for the year ended June 30, 2021, was $6,314,537 compared to cash used in the year ended June 30, 2020, of $2,587,629. The increase in cash used in operating activities is primarily due to prepaying for channel distribution, investing in original content in India and increased accounts receivables, and other increases in working capital to support the revenue growth. The net loss for the six months ended December 31, 2021 included non-cash expenses of share-based compensation of $2,284,236. All operating business units are on track to meet the Adjusted EBITDA expectation and to reduce cash requirement set out on the Company’s business plan.

Cash used in investing activities for the six months ended December 31, 2021 was $380,512 and for the year ended June 30, 2021 was $1,911,030. The decrease in the cash used in investing activities was due to reduced cash outflows related to the acquisition of Chatterbox. Cash used in investing activities for the year ended June 30, 2021, was $1,911,030 compared to cash used in the year ended June 30, 2020, of $38,814. Cash used in investing activities was higher for the year ended June 30, 2021, as a result of the Chatterbox acquisition.

Cash provided by financing activities for the six months ended December 31, 2021 was $3,192,839 compared to $17,493,756 for the year ended June 30, 2021. The decrease in cash provided by financing activities is due to the Company raising less funds through the issuance of shares and less proceeds from the exercise of compensation options and warrants. Cash provided by financing activities for the year ended June 30, 2021, was $17,493,756 compared to cash provided in the year ended June 30, 2020, of $2,426,721. The increase in cash provided by financing activities is due to the Company raising higher funds through the issuance of shares which were at a significantly higher price than in the previous year and warrants and proceeds from exercise of compensation options and warrants in fiscal 2021 relative to fiscal 2020.

Liquidity and Cash Resource Requirements

The Financial Statements have been prepared on the basis of accounting principles applicable going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Commitments

As at December 31, 2021, the Company did not have any commitments other than those reported in the financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those described under commitments above.

Transactions between Related Parties

The related party transactions entered into by the Company during the six months ended December 31, 2021, were comprised of the following:

Compensation expense for the Company’s key management personnel for the six months ended December 31, 2021, the years ended June 30, 2021 and 2020 is as follows:

	Six months ended	Year ended	Year ended
	December 31, 2021	June 30, 2021	June 30, 2020
	$	$	$
Salaries, benefits and consulting fees	1,098,156	1,263,607	1,260,913
Share-based payments	1,374,329	1,508,966	592,157
	2,472,485	2,772,573	1,853,070

Included in trade and other payables is $167,125 (2021 - $34,052; 2020 – $27,089) owing to executives for expense reimbursement and sales commissions.

Significant Accounting Policies and Critical Accounting Estimates

We describe our significant accounting policies and critical accounting estimates in Note 2 and Note 3 of the Financial Statements.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, other receivables, borrowings and trade and other payables. The carrying value of the Company’s financial instruments approximates fair value due to their immediate or short-term maturity. The Company does not use derivative financial instruments to manage existing exposures.

In the six months ended December 31, 2021, there was no material change to the nature of risks arising from or classification of financial instruments, or related risk management objectives.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. An investment in the Company’s securities involves risks. Before making an investment decision with respect to our securities, you should carefully consider the risks and uncertainties described elsewhere in this MD&A and those described under the heading “Risk Factors” in the Company’s annual information form and in other publicly available disclosure documents filed by the Company on SEDAR (www.sedar.com). The risks and uncertainties described in the documents referred to in the preceding sentence and in other documents filed by us with Canadian securities regulatory authorities are not the only ones we may face. Those risks and uncertainties, together with additional risks and uncertainties not currently known to us or that we may deem immaterial, could impair our business, financial condition and results of operations. The market price of our securities could decline if one or more of these risks and uncertainties develop into actual events, and you may lose all or part of your investment.

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Currency Risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from USD and Indian Rupee denominated cash and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements. The Company mitigates the risk via currency hedging if deemed required.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to a material interest rate risk as at December 31, 2021.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at December 31, 2021.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company performs credit checks for all customers who wish to trade on credit terms. As at December 31, 2021, two customers represented 37% (2021 - 34.9%; 2020 – 76.5%) of the outstanding trade receivable balance. As at December 31, 2021, the Company recorded a provision of $32,238 for expected credit loss (2021 - $120,456; 2020 – $nil).

The Company does not hold any collateral as security, but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

The aging of trade receivables is as follows:

	December 31, 2021 $	June 30, 2021 $
Current	2,336,188	1,450,307
1 to 30 days	571,824	574,589
31 to 60 days	929,652	77,737
> 60 days	326,033	173,839
	4,163,697	2,276,472
Less: credit loss impairment	32,238	120,456
Total trade receivables	4,131,459	2,156,016

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows and the issuance of share capital.

The Company is obligated to the following contractual maturities of undiscounted cash flows:

			Contractual cash flows
	Carrying amount	Total contractual cash flows	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
	$	$	$	$	$	$	$
Trade and other payables	4,700,239	4,700,239	4,700,239	—	—	—	—
Lease liabilities	800,833	462,966	151,922	162,943	85,730	57,556	4,815
Contingent consideration	2,638,912	2,514,370	815,157	835,522	863,691	—	—
Borrowings	60,613	312,006	11,176	11,176	11,176	11,176	267,302

Fair values

The carrying values of cash and cash equivalents, trade receivables, other receivables, borrowings and trade and other payables approximate the fair values due to the short-term nature of these items. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The carrying value of borrowings approximate the fair value and change risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs, which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The contingent consideration is recognized as Level 3.

Disclosure of Equity and Outstanding Share Data

The Company’s authorized share capital currently consists of an unlimited number of First Preferred Shares, Second Preferred Shares and Common Shares. As of the date hereof, there are 408,289,641 Common Shares, nil First Preferred Shares and nil Second Preferred Shares issued and outstanding. As of the date hereof, the Company also has issued and outstanding:

Share options	37,947,990
Compensation options	4,140,899
RSUs	14,183,320
Warrants	33,098,585

QYOU Media Inc.

Management’s Discussion and Analysis

As at December 31, 2021 and June 30, 2021

Subsequent Events

From January 1, 2022 to April 28, 2022, 16,664 share options were exercised for total proceeds of $1,250, resulting in the issuance of 16,664 common shares to related parties.

From January 1, 2022 to April 28, 2022, 2,561,990 warrants were exercised for total proceeds of $196,949, resulting in the issuance of 2,561,990 common shares. Of the total, 2,294,990 8 Cent Warrants were exercised for total proceeds of $183,599, and there is no expired warrant. 267,000 5 Cent Warrants were exercised for total proceeds of $13,350.

On March 30, 2022, 4,316,673 RSUs were redeemed for 4,316,673 common shares. Of the total, 3,316,670 RSUs were redeemed by related parties.

On March 31, 2022, Brand Capital International (“BCI”), the strategic investment arm of Bennett, Coleman & Co. Ltd. d/b/a The Times of India Group, selected not to exercise an additional purchase right under the current terms, which is under negotiation.

On April 8, 2022, 2,185,000 share options were granted to certain employees, officers and consultants of the Company pursuant to the Company’s share option plan. The share options are exercisable at a price $0.21 per share option, vest on a monthly basis for a period of 4 years and expire 5 years from the grant date. Of the total share options granted, 850,000 were issued to related parties. 550,000 RSUs were granted to certain employees, officers and consultants of the Company. One third of RSUs granted vest on each of the first three anniversaries of the date of grant. Of the total RSUs, 100,000 were issued to related parties.

Investor Information

Stock Exchange Listing

The Common Shares of the Company are listed on the TSXV under the symbol “QYOU”.

Transfer Agent and Registrar

Computershare Investor Services Inc.

Auditors

MNP LLP

Investor Relations

If you have inquiries, please visit our website at www.theqyou.com or contact: shareholder@qyoutv.com